Form C

Cover Page

Name of issuer:

VictoryBase Corporation

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 8/13/2020

Physical address of issuer:

550 Reserve Street
Suite 190
Southlake TX 76092

Website of issuer:

https://www.victorybase.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

VictoryBase Corporation is offering shares of its Class A Common Stock. Investors are investing in one or more special purpose vehicles ("SPVs") established by WeFunder as our Co-Issuer. The SPV in turn will purchase shares of our Class A Common Stock.

Target number of securities to be offered:

4,501

Price:

$11.110000

Method for determining price:

The offering price has been arbitrarily determined by the Company.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$460,098.00	$389,065.00
Cash & Cash Equivalents:	$13,177.00	$125,569.00
Accounts Receivable:	$446.00	$0.00
Short-term Debt:	$714,410.00	$559,004.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$1,441.00	$739,115.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($45,773.00)	($3,707.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do

not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

VictoryBase Corporation

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Thomas Paquin	CEO	VictoryBase	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
John Sharkey	COO	2021
Thomas Paquin	CEO	2020
Thomas Paquin	President	2020
Thomas Paquin	Secretary	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
VictoryBase RE, LLC (100% controlled by Thomas Paquin as the trustee of The Tom Paquin Irrevocable Trust)	1025000.0 25,000 shares of Class A Common Stock; and 1,000,000 shares of Class B Common Stock	99.99

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> We have limited operating history.
> We have a limited operating history and have suffered losses and our proposed plan of business may not be realized in the manner contemplated, and, if it cannot be, stockholders may lose all or a substantial part of their investment. We may not generate significant operating revenues and our operations may not be profitable
>
> We are dependent upon our management, key personnel and consultants to execute our business plan.
> Our success is heavily dependent upon the continued active participation of our current executive officers as well as other key personnel and consultants. Loss of the services of one or more of these individuals could have a material adverse effect upon our business, financial condition, or results of operations. Further, our success and achievement of our growth plans depend on our ability to recruit, hire, train and retain other highly qualified technical and

managerial personnel. Competition for qualified employees among companies in the residential real estate industry is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of our activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on our business, financial condition or results of operations.

Although dependent upon key personnel, we do not have any key man life insurance policies on any such persons.
We are dependent upon management in order to conduct our operations and execute our business plan; however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or founders die or become disabled, we will not receive any compensation that would assist with such person's absence. The loss of such person could negatively affect us and our operations.

We are not subject to Sarbanes-Oxley regulations, and we lack financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and we are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. We may have significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have engaged and intend to continue to engage in transactions with related persons.We will routinely be engaged in transactions and contractual relationships with related parties. For example, each time VictoryBase RE LLC (VBRE) contributes a new asset or a new entity to Holdings and/or one of its subsidiaries, the fair market value of such contribution will be determined by us and not by arms-length negotiation. Likewise, when the Company contributes cash to Holdings, the value of Holding's existing assets, and therefore the number of Class B membership interests ("Class B Units") of Holdings to be issued to the Company in exchange for such contribution will be based upon fair market value determined by us rather than by arms-length negotiation. Aditionally, the decision to make cash distributions and the amount to VBH owners will be determined by management.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our bank accounts may not be fully insured.Our regular bank accounts each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in one or more of our accounts may exceed those limits at times. In the event that any of our banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our business plan is speculative.
Our present business and planned business are speculative and subject to numerous risks and uncertainties. We may not generate significant revenues or profits.

We will likely incur additional debt.We have incurred debt and expect to incur future debt in order to fund operations. Complying with obligations under such indebtedness may have a material adverse effect on us and on your investment.

Our expenses could increase without a corresponding increase in revenues.
Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our consolidated financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

We will be reliant on key suppliers.
We intend to enter into agreements with key suppliers and will be reliant on positive and continuing relationships with such suppliers. Termination of those agreements, variations in their terms, or the failure of a key supplier to comply with its obligations under these agreements (including if a key supplier were to become insolvent), could have a material adverse effect on our consolidated financial results and on your investment.

Increased costs could affect us.
An increase in the cost of raw materials or energy could affect our profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials used by us. We may also be adversely affected by shortages of raw materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. We may not be able to increase our prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

We may not be able to maintain and enhance our product image.
It is important that we maintain and enhance the image of our existing and new products. The image and reputation of our products may be impacted for various reasons including litigation or complaints from customers, investors or regulatory bodies resulting from quality failure. Such concerns, even when unsubstantiated, could be harmful to our image and the reputation of our products. From time to time, we may receive complaints from customers regarding products or services purchased from us. We may receive correspondence from customers requesting reimbursement. Dissatisfied customers may threaten legal action against us if no reimbursement is made. We may become subject to lawsuits from customers alleging injury because of a purported defect in VictoryBase Properties, claiming substantial damages and demanding payments from us. These claims may not be covered by our insurance policies. Any resulting litigation could be costly for us, divert our management's attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on our business, results of operations, or financial condition. Any negative publicity generated as a result of customer or investor complaints about our products could damage our reputation and diminish the value of our brand, which could have a material adverse effect on our business, results of operations, and financial condition, as well as your investment. Deterioration in our brand equity (brand image, reputation and product quality) may have a material adverse effect on our consolidated financial results as well as your investment.

If we are unable to protect our intellectual property effectively, we may not be able to operate our business, which would impair our ability to compete.
Our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. As we currently do not have any registered intellectual property with the USPTO, the names and/or logos of our brands (whether owned by us or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by us for our brands. Similarly, domains owned and used by us may be challenged by others who contest the ability of us to use the domain name or URL. Such challenges could have a material adverse effect on our consolidated financial results as well as your investment.

Computer, website or information system breakdown could affect our business.
Our business operations plan to rely heavily on technology and electronic communications. We plan to conduct a substantial portion of our business through our website or mobile app. Computer, website, mobile app, or information system breakdowns as well as cyber security attacks could impair our ability to service customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on our consolidated financial results as well as your investment. Furthermore, we do not currently have insurance protections against cyber attack or system breakdowns or malfunctions.

Changes in the economy could have a detrimental impact on us.
Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on our revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, inflation, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on our consolidated financial results and on your investment.

The amount of capital we are attempting to raise in this offering is not enough to sustain our current business plan.In order to achieve our near and long-term goals, we will need to procure funds in addition to the amount raised in this offering. We may not be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be

able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

Additional financing may be necessary for the implementation of our growth strategy.We may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to, enhancing our operating infrastructure and otherwise responding to competitive pressures. Given our limited operating history and existing losses, additional financing may not be available, or, if available, may not be available upon terms acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing stockholders and may reduce the price of our Shares.

Our employees, executive officers, directors and insider stockholders beneficially own or control a substantial portion of our outstanding shares.Thomas Paquin, our founder, sole director, and Chief Executive Officer, serves as the trustee of The Tom Paquin Irrevocable Trust, which owns and controls VBRE, which controls all of our Class B Common Stock, which controls the Company. Control of the Company by one person will limit your ability and the ability of our other stockholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of the Company that might otherwise result in an investor receiving a premium over the market price for his Shares. Because Mr. Paquin indirectly controls the Company, he will have the power to control the election of our directors and the approval of actions for which the approval of our stockholders is required. If you acquire our Shares, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the price of the Shares. Our principal stockholder may be able to control matters requiring approval by our stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for our stockholders to receive a premium for their Shares in the event that we merge with a third party or enter into different transactions, which require stockholder approval. These provisions could also limit the price that investors might be willing to pay in the future for our Shares.

Our operating plan relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.Whether actual operating results and business developments will be consistent with our expectations and assumptions as reflected in our forecast depends on a number of factors, many of which are outside our control, including, but not limited to:- whether we can obtain sufficient capital to sustain and grow our business;- our ability to manage our growth;- whether we can manage relationships with key vendors and advertisers;- demand for our products and services;- the timing and costs of new and existing marketing and promotional efforts;- competition;- our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;- our ability to adequately insure our assets and protect against liabilities;- the overall strength and stability of domestic and international economies;- the impact of inflation; and- consumer spending habits.Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, consolidated results of operations and consolidated financial condition.

To date, we have had operating losses, and we may not be initially profitable for at least the foreseeable future, and we cannot predict when we might become profitable.
We have been operating at a loss since our inception. We may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we expect to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, we might become profitable.

We may be unable to manage our growth or implement our expansion strategy.
We may not be able to expand our product and service offerings, our markets, or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our consolidated financial condition and consolidated results of operations could be materially

and adversely affected.

We rely upon trade secret protection to protect our intellectual property. It may be difficult and costly to protect our proprietary rights and we may not be able to ensure their protection.
We currently rely on trade secrets. While we use reasonable efforts to protect these trade secrets, our employees, consultants, contractors or advisors may, unintentionally or willfully, disclose our trade secrets to competitors or other third parties. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. If we are unable to defend our trade secrets from others use, or if our competitors develop equivalent knowledge, it could have a material adverse effect on our business. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. Therefore, we may not be able to protect our proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using our trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect our future operating results.

Our business model is evolving.
Our business model is unproven and is likely to continue to evolve. Accordingly, our current business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as our market continues to evolve.

We need to increase brand awareness.
Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of our brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in our market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, it would have a material adverse effect on our consolidated results of operations.

We face competition in our markets from a number of large and small companies, some of which have greater financial, research and development, production and other resources than us.
In many cases, our competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of our competitors to develop alternatives that are superior. If we fail to successfully compete in our markets, or if we incur significant expenses in order to compete, it would have a material adverse effect on our consolidated results of operations.

A data security breach could expose us to liability and protracted and costly litigation and could adversely affect our reputation and operating revenues.
To the extent that our activities involve the storage and transmission of confidential information, we and/or third-party processors will receive, transmit and store confidential customer and investor and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and investor and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to our or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and investor and other information. A data security breach of the systems on which sensitive account information is stored could lead to fraudulent activity involving our products and services, reputational damage, and claims or regulatory actions against us. If we are sued in connection with any data security breach, we could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, we might be forced to pay damages and/or change our business

practices or pricing structure, any of which could have a material adverse effect on our operating revenues and profitability. We would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

We depend on third-party providers for a reliable internet infrastructure and the failure of these third parties, or the internet in general, for any reason would significantly impair our ability to conduct our business.
We will outsource some or all of our online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, our business would be significantly damaged. As has occurred with many businesses that rely upon the internet, we may be subject to "denial-of-service" attacks in which unknown individuals bombard our computer servers with requests for data, thereby degrading the servers' performance. We may not be successful in quickly identifying and neutralizing these attacks. If a third-party facility failed, or our ability to access the internet was interfered with because of the failure of internet equipment in general or if we become subject to malicious attacks of computer intruders, our business and operating results will be materially adversely affected.

Our employees may engage in misconduct or improper activities.
We, like any business, are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Our directors enjoy limitations on their liability.We may provide for the indemnification of our directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability our directors and our stockholders for monetary damages for breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling ours pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The number of active-duty US military personnel may decrease in size or the location of US military bases may change.
Our business model is highly dependent upon US military servicepersons as a significant portion of our investor and customer base. Significant changes in deployment patterns or the size and scope of the US military personnel or the size or location of US military bases could have material adverse effect on our business and the results of our operations.

The market may not embrace our business concept.
Our business concept is somewhat novel, and our potential customers may not be aware of our business concept. Even after becoming aware of our business offerings, our potential customers may not embrace our business concept and may choosing instead to rent or purchase homes rather than do business with us.

Due to the unpredictability of deployment orders, our client base may terminate their Base Agreements early in certain circumstances, which could negatively affect our revenue.
A significant portion of our client base will be active duty and Reserve/National Guard service members. Those service members frequently move or receive orders to active duty that require them to deploy outside the United States. If either of these things occurs, the service member may terminate his or her Base Agreement early without penalty under certain circumstances as set forth in the Servicemembers Civil Relief Act and under the terms of the applicable Base Agreement. A significant number of early terminations of Base Agreements could have a material adverse effect on our business and results of our operations.

COVID-19 or a new pandemic may have unpredictable effects on the global economy and our business.The global pandemic caused by the spread of COVID-19 may have a substantial impact on the global economy, the

residential real estate market, and our business in ways that are difficult to predict or react to. Although we believe our business model is well positioned to weather the storm of the pandemic and the economic devastation that we expect will be left in the pandemic's wake, we may not be able to adapt our business model to effectively compete in these uncertain times.

COVID-19 or other global, national, or regional pandemics may cause a change in business operations.A pandemic and any other internal or external condition can cause face-to-face meeting to be cancelled, operations to change in various and unpredictable ways, operations to reduced or even ceased, additional cost could be incurred to sanitize or provide other use other methods to mediate risks, both physical and other, have an negative impact on our ability to hire or retain employees, provide alternate solutions to customers if we are unable to perform any portion of our agreements, or other unknown and unpredictable negative impacts on the business.

Environmentally hazardous conditions may adversely affect our financial condition, cash flows and operating results.
Under various federal, state and local laws, as well as local ordinances and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property, as well as certain other potential costs relating to hazardous or toxic substances. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. A conveyance of the property, therefore, does not relieve the owner or operator from liability. As a current or former owner and operator of real estate, we may be required by law to investigate and clean up hazardous substances released at or from the properties we currently own or operate or have in the past owned or operated. We may also be liable to the government or to third parties for property damage, investigation costs and cleanup costs. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs the government incurs in connection with the contamination. Contamination may adversely affect our ability to sell or lease real estate, or to make properties available for residents, or to borrow using the real estate as collateral. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities. We are not aware of any environmental liabilities relating to our investment properties that would have a material adverse effect on our business, assets, or results of operations. However, environmental liabilities may arise in the future and such liabilities may have a material adverse effect on our business, assets or results of operation.

Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow, including without limitation as a result of hurricanes, earthquakes, hail, tornados, and other natural disasters.
We generally maintain insurance policies related to our business, including casualty, general liability and other policies covering business operations, employees and assets. However, we may be required to bear all losses that are not adequately covered by insurance. In addition, there are certain losses that are not generally insured because it is not economically feasible to insure against them, including losses due to riots or acts of war. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, then we could lose the capital we invested in the properties, as well as the anticipated profits and cash flow from the properties and, in the case of debt that carries recourse to us, we would remain obligated for any mortgage debt or other financial obligations related to the properties. Although we believe that our insurance programs are adequate, we may incur losses in excess of its insurance coverage, or we may not be able to obtain insurance in the future at acceptable levels and reasonable cost.

The market value of our VictoryBase Properties could decline, thereby reducing the value of the Company and the Shares.
The value of residential real property in our portfolio of VictoryBase Properties may fluctuate. Market and economic conditions in the markets in which we operate may impact occupancy or rental rates. Occupancy and rental rates, in turn, may impact the amount of Base Payments we are able to obtain from residents, and thus our revenues, and if our communities do not

obtain from residents, and thus our revenues, and if our communities do not generate cash flow sufficient to meet our operating expenses, including debt service and capital expenditures, current cash flow and ability to pay or refinance our debt obligations could be adversely affected. We are exposed to the risks of downturns in the local economy or other local real estate market conditions that could adversely affect occupancy rates, rental rates, Base Payment rates, and property values in these markets. Other factors that may affect the value of our assets include:

- the national and local economic climate, which may be adversely affected by, among other factors, plant closings, and industry slowdowns;
- local real estate market conditions such as the oversupply of residential real property in an area;
- the number of repossessed homes in a particular market;
- the rental market which may limit the extent to which Base Payment rates may be increased to meet increased expenses without decreasing occupancy rates;
- the safety, convenience and attractiveness of our properties and the neighborhoods where they are located;
- zoning or other regulatory restrictions;
- competition from other available housing communities and alternative forms of housing;
- our ability to provide adequate management, maintenance and insurance;
- increased operating costs, including insurance premiums, real estate taxes and utilities; and
- the enactment of rent control laws or laws taxing the owners of residential homes.

The quality of our VictoryBase Properties may not be adequate, and there may be only limited guarantees from the builder of our VictoryBase Properties.We will seek to acquire or construct VictoryBase Properties that have satisfactory levels of quality to satisfy consumer demands and to provide for reasonable maintenance expenses. We will seek to obtain warranties from our builders, and we will seek to use only reputable builders for our homes. However, we may not be successful in selecting only reputable builders and all builders' warranties are limited to varying degrees. VictoryBase Properties that we acquire or construct may turn out to lack the quality that we expect. Lack of quality in any one property could result in a decline in confidence in our brand which would negatively impact the value or perceived value of our VictoryBase Properties nationwide. Thus, if any of our VictoryBase Properties ends up inferior quality, it could have a negative impact on our business and our results of operations.

Increased interest rates may have a negative impact on cash flows of the Company and limit our ability to continue operations without seeking addition financing.
Interest rate increases can have a negative impact on all aspects of the business. An increase in interest rates can increase interest payments on any indebtedness that we incur. The increase can create increased cash flow requirements, which we may not be able to support. Increase interest rates could also decreases the affordability of our home in the event we attempt to resell them or use the homes as collateral. If we elect to use financial hedging instruments, such as interest rate swaps, we may suffer losses on and increase or decrease in interest rates, depending on our short or long position.

The costs of our Base Agreement discount program may exceed its benefits.We plan to implement a Base Agreement discount program as outlined in "Discount Program" in item 7. Under our anticipated discount program, EquityBase Investors may obtain discounted Base Payments under their Base Agreements if they also purchase Shares in this offering. We anticipate that this discount program will lower our operating costs by encouraging our residents to have an ownership mentality, which we also may refer to as an ownership mindset. The discount program may not result in the development of such ownership mentality in our residents. Any such ownership mindset may not result in lowering our operating costs by the amount of the Base Payment discounts or at all. There is no limit to the amount of discount we may elect to offer, but we anticipate that the amount of the discount will be less than half of the amount of the applicable Base Payment.

We may undertake additional equity or debt financing that may dilute the Shares in this offering.Other programs to encourage residents to invest may fail.We anticipate that new programs will lower our operating costs by encouraging our residents to have an ownership mentality, which we also may refer to as an ownership mindset. New programs may not result in the development of such ownership mentality in our residents. Any such ownership mindset may not result in lowering our operating costs. There is no limit to the programs we may elect to offer.We may undertake further equity or debt financing, which may be dilutive to existing stockholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing stockholders, including you, and also

reducing the value of Shares subscribed for under this offering.

An investment in our Shares could result in a loss of your entire investment.An investment in the Shares offered in this offering involves a high degree of risk, and you should not purchase the Shares if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Shares are offered on a "best efforts" basis, and we may not raise the maximum amount being offered.Since we are offering the Shares on a "best efforts" basis, we may not sell enough Shares to meet our capital needs. If you purchase Shares in this offering, we may not raise enough money to satisfy the full "Use of Proceeds To Issuer" which we have outlined in this Form C or to meet our working capital needs.

We have not paid dividends in the past and do not expect to pay dividends in the future, so any return on your investment may be limited to the value of the Shares.
We have never paid cash dividends on shares of our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on the Shares will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If we do not pay dividends, the Shares may be less valuable because a return on your investment will only occur if our stock price appreciates.

We may not be able to obtain additional financing.Even if we are successful in selling the maximum number of Shares in this offering, we may require additional funds to continue and grow our business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy which could seriously harm our business, financial condition and results of operations. If we need additional funds, we may seek to obtain them primarily through additional equity or debt financings. Those additional financings could result in dilution to our current stockholders, and to you if you invest in this offering.

The offering price has been arbitrary determined, and we may in the future elect to change the price of the Shares for this offering or the purchase price for shares of our Class A Common Stock in future offerings arbitrarily.We have arbitrarily established the offering price of the Shares based upon our present and anticipated financing needs, and the offering price of the Shares bears no relationship to our present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The offering price of the Shares may not be indicative of the value of the Shares or the Company, now or in the future. From time to time in the future, we may arbitrarily adjust the purchase price for the Shares in this offering and/or the purchase price for shares of our Class A Common Stock in future offerings. Any such future offering price of the Shares may not bear any relationship to our then present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria.

Our management has broad discretion in application of proceeds of this offering.Our management has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of our management with respect to the application and allocation of the net proceeds hereof.

We may not be able to pay distributions to our stockholders, and we may never adopt a share repurchase program.
While we may choose to pay distributions at some point in the future to our stockholders, cash flow and profits may not allow such distributions to ever be made. In addition, the amount of cash available for distributions may be limited due to repurchases of our shares if we ever adopt a share repurchase program. If we adopt a share repurchase program, our board of directors will have flexibility to determine the allocation of available cash available as between the payment of distributions and repurchase of our shares. We may never adopt a share repurchase program.

There is no public trading market for our Shares.
At present, shares of our Class A Common Stock are not listed or quoted any exchange or quotation service. There is no consistent and active trading market for our securities and a consistent trading market may not develop. Although we hope to have the Shares listed for trading in the future or have the Shares quoted for trading on an electronic quotation service, such listing or quotation may never occur.

We may never adopt a future share repurchase program; if we adopt such a program, the repurchases price may be less than the offering price in this offering and less than our then-current offering price.We do not expect that a

secondary market for resale of our Class A Common Stock will develop. We plan to request from the SEC an exemptive letter exempting a potential share repurchase program from Regulation M promulgated by the SEC. If we obtain such an exemptive letter, we plan to adopt a stock repurchase plan for stockholders who wish to sell their shares. We may never obtain an exemptive letter from the SEC, and even if we obtain such a letter, we may never adopt a share repurchase plan. Our ability to repurchase Shares depends upon the levels of our cash reserves, availability under any line of credit that we might have, the pace of new Share sales, and our ability to sell properties and other investments. If we must sell properties or other investments in order to honor repurchase requests, the repurchase of Shares offered for repurchase could be delayed until we have sold sufficient properties or investments to honor such requests. We will have no obligation to sell any properties in order repurchase Shares. We expect that the property sale process, if undertaken to honor repurchase requests, could take several months, and we may never raise sufficient capital from property sales and other sources to honor all such requests. If we adopt a share repurchase program, we expect to honor such repurchase requests in the order they are received. If we adopt a share repurchase program, we may not repurchase Shares if such repurchase would materially impair our capital or operations as determined by our Board of Directors. We may never adopt a share repurchase program, and if we do adopt such as program, our Board of Directors may suspend (in part or in whole), amend (in part or in whole) or terminate our share repurchase program at any time.Furthermore, if we adopt a share repurchase program in the future, the repurchase price is likely to be based upon a discount to our then-current net asset value. If we adopt such a share repurchase program, there could be a significant difference in your repurchase price and our current offering price and our offering price at the time of any such repurchase. Likewise, our net asset value for purposes of determining the repurchase price as part of a future share repurchase program may be less than the current offering price and the offering price at the time of repurchase, even prior to applying any discounts under the terms of any such share repurchase plan. We may never adopt a share repurchase plan.

Sales of a substantial number of shares of our type of stock may cause the price of our type of stock to decline.
If our stockholders sell substantial amounts of shares of our Class A Common Stock, shares sold may cause the price to decrease below the current offering price. These sales may also make it more difficult for us to sell equity or equity-related securities at a time and price that we deem reasonable or appropriate.

We have made assumptions in our projections and in "forward-looking statements" that may not be accurate.
The discussions and information in this Form C may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Form C, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that this Form C contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on Base Agreements or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain investors or customers, loss of investors or customers, and failure to obtain new investors or customers, the risk of litigation and administrative proceedings involving the Company or our employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of our operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Form C or in other reports issued by us or by third-party

publishers.

Investment in the Shares offered in this offering is a long-term investment.Because the Shares have not been registered under the securities laws of any state or non-United States jurisdiction, the Shares may have certain transfer restrictions. It is not currently contemplated that registration under state securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. You should be aware of the long-term nature of your investment in the Company.

Neither this offering nor the Shares have been registered under federal or state securities laws, leading to an absence of regulation applicable to us.We have relied on exemptions from securities registration requirements under applicable state and federal securities laws. Investors in us, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

The Shares in this offering have no protective provisions.The Shares in this offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a stockholder in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. If there is a liquidation event or change of control, the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in this offering that would permit you to require us to repurchase the Shares in the event of a takeover, recapitalization or similar transaction.

You will not have significant influence on our management.
Substantially all decisions with respect to the management of the Company will be made exclusively by our officers, directors, managers or employees. You will have a very limited ability, if at all, to vote on issues of our management and will not have the right or power to take part in management of the Company and will not be represented on the board of directors or by managers of the Company. Accordingly, you should not purchase Shares unless you are willing to entrust all aspects of management to us. As noted above, Thomas Paquin, as the trustee of The Tom Paquin Irrevocable Trust, the sole member of VBRE, as the sole owner of our Class B Common Stock, controls the Company.

We anticipate additional rounds of fund raising in the future.After the conclusion of this offering, we plan to be continuously offering additional shares of our Class A Common Stock in additional future offerings. Any such issuance of additional shares of Class A Common Stock will dilute the ownership of the Company represented by the Shares sold in this offering.

We may choose to modify our corporate structure and tax elections.
We may elect to amend our corporate structure and the tax consequences of that structure, including without limitation our current status as a C-corporation with a tax receivable agreement with VBRE. For example, we might explore the possibility of converting into a real estate investment trust or other structure other than the structure described in this Form C. We are a startup with limited experience with the business model described in this Form C. We may determine that another corporate structure and/or the tax treatment thereof is more favorable for the Company and its stockholders.

Our financial statements, our underlying assets, and the value of the Shares can be difficult to understand, which might put downward pressure on the value of the Shares.
Our organizational structure, including without limitation the exchangeability of Class A Units in Holdings for shares of our Class A Common Stock, which is sometimes referred to as an Up-C structure, and the related tax receivable agreement, can be difficult to understand. The complexity of our organizational structure can put downward pressure on the value of the Company and the Shares.

Our amended and restated certificate of incorporation, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and

restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation, as amended, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

You may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in a less favorable outcome to you in any such action.

The subscription agreement provides that you waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under the U.S. federal securities laws.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which govern the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. Accordingly, you are subject to these provisions of the subscription agreement to the extent permitted by applicable law. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the Shares.

If you bring a claim against us in connection with matters arising under the subscription agreement, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to you in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by you or by us of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

By purchasing Shares in this offering pursuant to a subscription agreement, you are bound by the provisions contained in the subscription agreement which provide for mandatory arbitration which limits your ability to bring class action lawsuits, seek remedies on a class basis, or have a jury decide the factual merits of your claim.By purchasing shares in this offering pursuant to subscription agreement, you agree to be bound by the arbitration provisions contained in our subscription agreement which provide that arbitration is the exclusive means for resolving disputes relating to or arising out of the subscription agreement. Purchasers of shares in a secondary transaction would not be subject to the same arbitration provisions. Such arbitration provision limits your ability to bring class action lawsuits or similarly seek remedies on a class basis for claims subject to the provision. If invoked, the arbitration is required to be conducted in Fort Worth, Texas in accordance with Delaware law. The subscription agreement allows for either the Company or you to elect to enter into binding arbitration in the event of any covered claim in which the Company and you are adverse parties. While not mandatory, in the event that we were to invoke the arbitration clause, your

rights to seek redress in court would be severely limited. These restrictions on the ability to bring a class action lawsuit may result in increased costs and/or reduced remedies, to individual investors who wish to pursue claims against the Company. BY AGREEING TO BE SUBJECT TO THIS PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

The cost of the Shares that you purchase in this offering may exceed that value of any discount that we offer under our discount program or other incentive programs we provide.We plan to offer a discount off of our Base Payment rates for EquityBase Investors who purchase or commit to purchase Shares as more fully described in the portion of this Form C labeled "Discount Program" in item 7. The amount of any such discount is subject to change from time to time at our sole discretion. The cost of the Shares that you purchase in this offering may exceed the amount of any such discount.

Our estimate of the total value of our discount program is only an estimate and subject to change.We have estimated that the total value of our discount program is $117,600. We have based that estimate on a series of assumptions as more fully described in the portion of this Form C labeled "Discount Program" in item 7. As with all estimates in this Form C, such estimates may not be accurate. Our assumptions may not be correct, and our plans may change due changing events or changing business plans. The actual total amount of discounts offered may change on the basis of changes in the amount of the discount, the amount of VictoryBase Properties we own or control, the portion of VictoryBase Properties occupied by EquityBase Investors, and other factors.

There may be additional risks that have not been identified in this section, which might have been unintentionally overlooked. As a result, we strongly recommend that investors conduct their own comprehensive risk assessment to account for other factors that could potentially impact their investment decision.

By purchasing Shares in this offering you are bound by the fee-shifting provision contained in our subscription agreement, which may discourage you to pursue actions against us.In the event you initiate or assert a claims against us, in accordance with the dispute resolution provisions contained in our subscription agreements, and you do not, in a judgment prevail, you will be obligated to reimburse us for all reasonable costs and expenses incurred in connection with such claim, including, but not limited to, reasonable attorney's fees and expenses and costs of appeal, if any. Generally, under Delaware law, to be a "prevailing party," a litigant must achieve predominance in the litigation by prevailing on the case's chief issue as determined by the respective court. We intend to apply the fee-shifting sections of the subscription agreements as broadly as possible.This fee-shifting provision applies to all claims arising from any disputes or controversies arising from the subscription agreements, including claims under the U.S. federal securities laws. For the avoidance of doubt, this fee-shifting provisions only applies to disputes between the executing parties of the subscription agreements, and, hence, is not applicable to any secondary transactions.This fee-shifting provision applies to all claims arising from any disputes or controversies arising from the subscription agreements, including claims under the U.S. federal securities laws. For the avoidance of doubt, this fee-shifting provisions does only apply to disputes between the executing parties of the subscription agreements, and, hence, is not applicable to any secondary transactions. BY AGREEING TO BE SUBJECT TO THIS PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the offering in the manner described below, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this offering. Accordingly, the Company will have broad discretion in using these proceeds.

The Use of Proceeds is an estimate based on our current business plan. We may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, or to add additional categories, and we will have broad discretion in doing so.

The maximum gross proceeds from the sale of the Shares in this offering are $5,000,000. The net proceeds from the offering, assuming it is fully subscribed, are expected to be approximately $4,750,000 after the payment of an anticipated 5% commission to Wefunder, but before other costs of the offering, including legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, administrative services, transfer agent fees, technology expenses, and actual out-of-pocket expenses incurred by the Company selling the Shares. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those we expect.

Our management has wide latitude and discretion in the use of proceeds from this offering. We intend to use a substantial portion of the net proceeds to purchase Class B Units of Holdings. We also plan to use a portion of the proceeds from this offering for general working capital purposes. Holdings intends to use a substantial portion of the proceeds of its sale of Class B Units to the Company to acquire VictoryBase Properties and for general working capital. At present, our management's best estimate of the use of proceeds is set out item 10 below. However, this chart contains only the best estimates of our management based upon information available to us at the present time, and that the actual use of proceeds is likely to vary from this chart based upon circumstances as they exist in the future, our various needs at different times in the future, and the discretion of our management at all times.

A portion of the proceeds from this offering may be used to compensate or otherwise make payments to our officers or directors. Our officers and directors may be paid salaries and receive benefits that are commensurate with similar companies, and a portion of the proceeds may be used to pay these ongoing business expenses

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: $5,000 (10%) towards working capital, $42,500 (85%) towards purchasing Class B Units of VictoryBase Holdings, $2,500 (5%) Wefunder Fee

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If we raise: **$5,000,000**

Use of Proceeds: $500,000 (10%) towards working capital, $4,250,000 (85%) towards purchasing Class B Units of VictoryBase Holdings, $250,000 (5%) Wefunder Fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of

which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

VictoryBase Corporation is offering shares of its Class A Common Stock. Investors are investing in one or more special purpose vehicles ("SPVs") established by WeFunder as our Co-Issuer. The SPV in turn will purchase

shares of our Class A Common Stock.

As of April 23, 2024, VictoryBase Corporation is offering up to 450,045 shares of Class A Common Stock, at a price per share of $11.11.

The campaign maximum is $5,000,000 and the campaign minimum is $50,000.00.

We are offering shares of our Class A Common Stock as noted above. Except as otherwise required by law, our certificate of incorporation or bylaws, each stockholder shall be entitled to one vote for each Share of Class A Common Stock held by such stockholder on the record date of any vote of our stockholders. However, our Class A Common Stock generally votes together with our Class B Common Stock. VBRE, as the holder of 1,000,000 shares of our Class B Common Stock, has the right to place 1,000,000 votes per share of Class B Common Stock held by VBRE. When issued, the Shares of our Class A Common Stock will be fully paid and non-assessable. See below the sections Securities Issued by the SPV, Voting Rights, Proxy to the Lead Investor, and Restriction on Transferability.

It is anticipated that at least for the next 12 months the majority of our voting power will be held by our management through Thomas Paquin, as the manager of VBRE and as trustee of The Tom Paquin Irrevocable Trust, the sole owner of VBRE. VBRE is the owner of 1,000,000 shares of our Class B Common Stock (each of which is entitled to 1,000,000 votes per share) and 25,000 shares of our Class A Common Stock. Accordingly, the holders of Shares of our Class A Common Stock issued pursuant to this offering statement should not expect to be able to influence any decisions by our management through the voting power of such Class A Common Stock.

Our Class B Common Stock may only be held by holders of Class A Units of Holdings or shares of our Class A Common Stock. Shares of our Class B Common Stock will be cancelled upon being transferred to any person not holding Class A Common Stock our Class A Units of Holdings.

We do not expect to create any additional classes of our common stock during the next 12 months, but we are not limited from creating additional classes which may have preferred dividend, voting and/or liquidation rights or other benefits not available to holders of our common stock.

We do not expect to declare dividends for holders of our common stock in the foreseeable future. Dividends will be declared, if at all (and subject to rights of holders of additional classes of securities, if any), in the discretion of our Board of Directors. Dividends, if ever declared, may be paid in cash, in property, or in shares of our capital stock, subject to the provisions of law, our bylaws and our certificate of incorporation. Before payment of any dividend, there may be set aside out of any of our funds available for dividends such sums as our Board of Directors, in its absolute discretion, deems proper as a reserve for working capital, to meet contingencies, for equalizing dividends, for repairing or maintaining any of our property, for future repurchases of our shares if we hereafter adopt a share repurchase program, or for such other purposes as our Board of Directors shall deem in our best interests.

A subscription for Shares in this offering may be made only by entering into a subscription agreement with us (electronically or in writing). The execution and tender of the documents required, as detailed in the materials, constitutes a binding offer to purchase the number of Shares stipulated therein and an agreement to hold the offer open until we accept or reject the offer, whichever occurs first. For clarity, investors first enter into an SPV Subscription Agreement, attached hereto as Appendix B, Investor Contracts. Then the SPV enters into a VictoryBase Subscription Agreement, also attached hereto as Appendix B, Investor Contracts.

We reserve the unqualified discretionary right to reject any subscription for Shares, in whole or in part. Our acceptance of your subscription will be effective when an authorized representative of the Company issues you written or electronic notification that the subscription was accepted.

There are no liquidation rights, preemptive rights, redemption provisions, sinking fund provisions, impacts on classification of the Board of Directors where cumulative voting is permitted or required related to our common stock, provisions discriminating against any existing or prospective holder of our common stock as a result of such stockholder owning a substantial amount of securities, or rights of stockholders that may be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class defined in any corporate document as of the date of filing (it being understood that our Class A Common Stock and Class B Common Stock

will generally vote together as a single class). Holders of membership interests of VICTORYBASE HOLDINGS LLC have the right to convert such interests into shares of our Class A Common Stock as detailed above in this offering statement. Our common stock will not be subject to further calls or assessment by us. There are no restrictions on alienability of our common stock in the corporate documents other than those disclosed in this offering statement. For additional information regarding the Shares, please review our bylaws, which are attached to this offering statement.

Exclusive Forum

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company arising pursuant to any provision of the Delaware General Corporation Law or the Company's certificate of incorporation or bylaws, or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine. Despite the fact that our certificate of incorporation provides for this exclusive forum provision to be applicable, Section 27 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act of 1933, as amended (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, this provision of our certificate of incorporation would not apply to claims brought to enforce a duty or liability created by the Securities Act, Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Jury Trial Waiver

The subscription agreement provides that each party to the subscription agreement waives the right to a jury trial of any claim they may have against the other arising out of or relating to the subscription agreement. If we were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. You will be subject to these provisions of the subscription agreement to the extent permitted by applicable law. The waiver of the right to a jury trial contained in the subscription agreement is not intended to be deemed a waiver by you of the Company's compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Fee-Shifting

Our subscription agreements include a provision that provides that if the Company incurs damages as a result of your breach of the subscription agreement, the Company will be entitled to recover from you all costs of the proceeding and reasonable attorney fees. The fee-shifting provision of the subscription agreements are not intended to be deemed a waiver by you of the Company's compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company will issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same

investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect. See also super-voting rights of Class B Common Stock as described above.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Subscription Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

The SPV Subscription Agreement and subsequently the SPV entering the VictoryBase Subscription Agreement constitute the entire agreement between the parties thereto with respect to the subject matter thereof and may be amended only by a writing executed by all parties thereto.

Pursuant to authorization in the SPV Subscription Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the SPV Subscription Agreement between the Company and an investor:

1. Wefunder Portal may amend the terms of a subscription agreement, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

The Company may amend the rights of its security holders by amending its certificate of incorporation or bylaws at any time or from time to time. Furthermore, the rights of the securities being offered may be modified by the Company's issuance of new debt, equity, or hybrid securities after the date hereof.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange

Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common	1000000	1000000	Yes
Class A Common Stock	10000000	32760	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	0

Describe any other rights:

The table referenced above is dated as of April 23, 2024.
Our Class B Common Stock may only be held by holders of Class A Units of Holdings or shares of our Class A Common Stock. Shares of our Class B Common Stock will be cancelled upon being transferred to any person not holding Class A Common Stock our Class A Units of Holdings.

Class A Common Stock generally votes together with our Class B Common Stock. VBRE, as the holder of 1,000,000 shares of our Class B Common Stock, has the right to place 1,000,000 votes per share of Class B Common Stock held by VBRE. The Shares of our Class A Common Stock, when issued, will be fully paid and non-assessable.

We have authorized 10,000,000 shares of our Class A Common Stock and 1,000,000 shares of Class B Common Stock. We had issued 1,000,000 shares of our Class A Common Stock to VBRE, but VBRE subsequently surrendered 975,000 shares of Class A Common Stock back to the Company. As of April 23, 2024, the Company has 25,000 shares of Class A Common Stock outstanding and held by VBRE and 7,760 Shares of Class A Common Stock outstanding and held by other investors, for a total of 32,760 shares of Class A Common Stock outstanding. We have issued 1,000,000 shares of Class B Common Stock to VBRE. Each share of Class B Common Stock is entitled to 1,000,000 votes, giving VBRE voting control of the Company. As of the date of this Form C, Thomas Paquin is the trustee of The Tom Paquin Irrevocable Trust, the sole owner of VBRE. No Class B Common Stock is being sold in this offering. Shares of our Class B Common Stock have no economic rights. In addition, VBRE, as the holder of Class A membership interests ("Class A Units") of Holdings, has the right to exchange such Class A Units for shares of the Company's Class A common stock such that immediately after the exchange, the indirect percentage ownership interest in Holdings represented by such newly issued Class A shares will equal the same percentage ownership as the Class A Units of Holdings as the forfeited Class A Units represented in Holdings immediately prior to the exchange.

Certain of our subsidiaries and affiliates have issued other securities with the rights described in their governing documents, some of which are attached hereto as Appendix E (supporting documents).

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, if approved by the Company's Board of Directors, those interest holders could vote to change the terms of the agreements governing the Company's operations, such as the Company's certificate of incorporation or bylaws, or cause the Company to engage in additional offerings (including potentially one or more public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our future equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if our Board (perhaps with the approval of a majority-in-interest of holders of securities with voting rights cause) the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

The term "dilution" refers to the reduction (as a percentage of the aggregate shares outstanding) that occurs for any given share of stock when additional shares are issued. If all of the Shares in this offering are fully subscribed and sold as of April 23, 2024, the Shares offered herein will constitute approximately 93.21% of the total outstanding shares of our Class A Common Stock, our only class of common stock with economic value. If all of the Shares in this offering are fully subscribed and sold, the Shares offered herein will constitute less than 0.001% of the total voting rights of our Class A Common Stock and Class B Common Stock, which generally vote together as a single class. In addition, holders of Class A Units of Holdings have the right to exchange their Class A Units of Holdings into additional shares of Class A Common Stock of the Company under the terms of Holding's limited liability company agreement and the Company's certificate of incorporation. Any such exchange by holders of Class A Units of Holdings will further dilute the Shares sold in this offering. We anticipate that subsequent to this offering we may require additional capital and such capital may take the form of Class A Common Stock, other stock or securities or debt convertible into Class A Common Stock. Such future fund raising will further dilute the percentage ownership of the Shares sold in this offering in the Company.

If you invest in Shares of our Class A Common Stock, your interest will be diluted immediately to the extent of the difference between the offering price per share of our Class A Common Stock and the pro forma net tangible book value per share of our Class A Common Stock after this offering. As of December 31, 2023, VictoryBase Corporation's net tangible book value was approximately ($254,312). Based on the 32,760 shares of our Class A Common Stock issued and outstanding as of April 23, 2024, that equates to a negative net tangible book value of approximately ($7.76) per share of our Class A Common Stock on a pro forma basis. Net tangible book value per share consists of total stockholders' equity adjusted for the retained earnings (deficit), divided by the total number of shares of Class A Common Stock outstanding. The pro forma net tangible book value, assuming full subscription in this offering, would be $8.91 per share of our Class A Common Stock.

Thus, if this offering is fully subscribed, the net tangible book value per share of our Class A Common Stock owned by our current stockholders will have immediately increased by approximately $16.67 without any additional investment on their part and the net tangible book value per Share for new investors will be immediately diluted to $8.91 per Share. These calculations do not include the costs of this offering after December 31, 2023, and such expenses will cause further dilution. Furthermore, these calculations do not include the impact of the potential exchange by holders of Class A Units of Holdings of their Class A Units of Holdings for shares of our Class A Common Stock, and such exchange may cause further dilution.

There is a disparity between the price of the Shares in this offering and the

effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in transactions during the past year, or that they have a right to acquire. Specifically, the Company has issued 25,000 shares of Class A Common Stock to one stockholder for an average per share purchase price of $0.04 prior to the offering (adjusted to account for the surrender of 975,000 shares previously issued to the stockholder). Furthermore, holders of Class A Units of Holdings have the right to exchange their Class A Units of Holdings into additional shares of Class A Common Stock of the Company under the terms of Holding's limited liability company agreement and the Company's certificate of incorporation.

Additional risks related to the rights of other security holders are discussed below, in item 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

As described in items 17 and 18, Class A shares are different from Class B shares. Ownership of the SPV through this offering only represent Class A shares as defined within this Form C. In the future, VictoryBase Corporation may rely on new classes of shares that may contain different economic and voting rights, but we do not have any specific plans for the creation of new shares.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the principal stockholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the principal stockholders (acting with the board appointed by the principal stockholders) may change the terms of the Articles of Incorporation for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal stockholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The Company may repurchase some or all of the shares of common stock held by principal stockholders.

Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our future equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights (acting with the Board appointed by the principal stockholders) cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities

offered hereby.

In the future, we may perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will hold a minority voting position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but you may not have such opportunity.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

See also the risk factors set forth in item 7 and item 8.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but you may not have such opportunity. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may, in the future, have authority to repurchase its securities from stockholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor,

and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, the value received by the Investor, together with the fair market estimate of the value remaining in the Company, may not be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its stockholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest. See also item 26 for a summary of related party transactions.

See also the risk factors set forth in item 7 and item 8.

24. Describe the material terms of any indebtedness of the issuer:

We anticipate that VBRE and/or its affiliates will continue to advance funds to the Company to meet our cash requirements in the short term. We anticipate using proceeds of the offering to repay such advances and meet our operational cash requirements at the discretion of VictoryBase Corporation management. The breakdown of these expenses are set forth in item 26 where we disclose the breakdown of related party payables between VictoryBase Corporation, its affiliates, and VBRE.

VictoryBase Holdings serves as a guarantor of loans for NY1 of $5,915,000. Details and terms of this loan can be found hereto in Appendix E.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding		$1,975	General operations
8/2024	Regulation Crowdfunding		$76,400	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

The Regulation Crowdfunding shares referenced in Item 25 are as of the date of this filing, which may differ from the outstanding share count calculated as of April 23, 2024 throughout this filing. This difference is due to investors purchasing shares while this amendment was being prepared and submitted between April 23, 2024 and the date of this filing.

VictoryBase Corporation and its affiliates collectively had a related party payable to its majority shareholder (VBRE) from working capital of approximately $886,269 as of March 31, 2024. This related party payable is broken down across subsidiary entities as follows:

VictoryBase Corporation had a related party payable to VBRE of approximately $732,420 as of March 31, 2024. VictoryBase Corporation also had a related party payable to SC1 of approximately $3,277. In total, VictoryBase Corporation's related party payables are $ 735,697 as of March 31, 2024.

VictoryBase Holdings had a related party payable to VBRE of approximately $7,268 as of March 31, 2024.

SC1 had a related party payable to VBRE of approximately $132,059 as of March 31, 2024.

NY1 had a related party payable to VBRE of approximately $14,522 as of March 31, 2024.

Refer to item 7 and item 28 for additional information about recent transactions that occurred between VictoryBase Corporation, VictoryBase Holdings, VBRE, and SC1.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering statement. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained

in the following discussion and analysis.

Historical Results of Operations
Our company was organized in August 2020 and has limited operations upon which prospective investors may base an evaluation of its performance. Read these historical results of operations in conjunction with the revenue recognition note found in item 31, and audited financials contained in Appendix C.

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $1,441 compared to the year ended December 31, 2022, when the Company had revenues of $739,115.

- *Assets.* As of December 31, 2023, the Company had total assets of $460,098, including $13,177 in cash. As of December 31, 2022, the Company had $389,065 in total assets, including $125,569 in cash.

- *Net Loss.* The Company has had net losses of $45,773 and net losses of $3,707 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $714,410 for the fiscal year ended December 31, 2023 and $559,004 for the fiscal year ended December 31, 2022.

Related Party Transaction
The related party payables referenced in item 26 are liabilities owed back to VBRE for legal and other professional expenses related to our Regulation A Tier 2 and Regulation CF offerings.

Family Member Investments into VictoryBase Corporation through this Offering
Charles Paquin - $25,000 - February 8, 2024 - Tom Paquin's Brother
Peter Paquin - $25,000 - February 13, 2024 - Tom Paquin's Brother
Kenneth Allen - $500 - September 30, 2023 - Justin Allen's Brother
Gina Constantine - $10,000 - April 24, 2024 - Tom Paquin's Partner
Calvin Paquin - $5,000 - December 1, 2023 - Tom Paquin's Father

Between the effective date of this filing and the date of preparation by internal management, there may be additional investments not explicitly disclosed but will be included in future amendments to this offering.

Liquidity & Capital Resources

To-date, SC1 and NY1 have collectively been financed with $15,276,000 in debt, and NY1 has been individually financed with $2,000,000 in preferred equity substantially at the subsidiary level (not directly into VictoryBase Corporation). The subsidiaries are the entities taking on the debt and investment from other parties such as VBRE. VictoryBase Corporation has been financed with $77,600 from this offering as of April 23, 2024. For more information, see the descriptions for Beaufort, SC and Sackets Harbor, NY contained in item 7.

After the commencement of this offering, if we hit our minimum funding target, our projected runway is approximately 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". VictoryBase Corporation does not have any other sources of capital in the immediate future. At the discretion of VictoryBase management, we may decide to conduct additional Regulation A Tier 2 offerings or Regulation CF offerings in the future, allowing us to raise additional funds.
We will likely require additional financing in excess of the proceeds from the offering in order to perform operations over the lifetime of the Company. We plan to raise capital in an ongoing basis. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses
VictoryBase Corporation cash in hand is approximately $10,964, as of March 31, 2024. Over the preceding three months, VictoryBase Corporation has had approximately $17,500 of expenses from professional fees.

In line with our business operations outlined above, VictoryBase Corporation will purchase units of VictoryBase Holdings which will indirectly expose stockholders to the revenues, expenses, and capital appreciation of VictoryBase Holdings subsidiaries. These subsidiaries have unique revenue, expense, and appreciation projections. SC1 currently generates approximately $1,300,000 in annual revenue, with approximately $465,000 in expenses. NY1 is projected to have approximately $865,000 in revenue and $315,000 in expenses annually.

As of April 29, 2024, VictoryBase NY1, LLC exercised its rights to exchange 30,000 Class C Units for 74,894 Class A units of Holdings. This exchange is disclosed in Appendix E: Supporting documents titled Fourth Amendment to VictoryBase Holdings. All shares sold in this offering will now have economic interest and exposure to NY1 through Class B units of Holdings, which share economic interest with Class A Units. VBRE no longer holds any Class C units as of the effective date herein.

All projections in this financial narrative are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Thomas Paquin, certify that:

(1) the financial statements of VictoryBase Corporation included in this Form are true and complete in all material respects ; and

(2) the financial information of VictoryBase Corporation included in this Form reflects accurately the information reported on the tax return for VictoryBase Corporation filed for the most recently completed fiscal year.

Thomas Paquin
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Additional Information for Item 25: Note that the sale of Class A and Class B Common Stock to VBRE occurred under Rule 506 and/or Section 4(a)(2). The Form 1-A of the Regulation A+ Tier 2 offering was qualified on March 9th, 2022.

The Lead Investor. As described above, each Investor that has entered into the Subscription Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in item 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Information pertaining to our previous Regulation A+ Tier 2 offering

From March 9, 2022, through April 2023, VictoryBase Corporation conducted an offering of up to $75,000,000 of our Class A Common Stock pursuant to an exemption from registration afforded by Regulation A, Tier 2 in accordance with the terms of our offering statement on Form 1-A (the "Form 1-A") dated January 28, 2022 (filed February 1, 2022), which was qualified March 9, 2022, as supplemented by the Supplements thereto, dated January 30, 2023 and March 31, 2023. (our "Prior Reg A Offering"). We sold an aggregate amount of $1700 of Class A Common Stock in the Prior Reg A Offering. VictoryBase Corporation has been conducting operations and executing the business plan substantially as described in this Form-C, in part by offering and selling shares of our Class A Common Stock under the Prior Reg A Offering. After NY1's acquisition of VictoryBase Properties in Sackets Harbor, New York and the related transactions described in this Form C, we determined that it was appropriate to file a post-effective amendment to our Form 1-A. In response to our filing such amendment, the SEC staff provided comments that VictoryBase Corporation deemed time consuming and costly to address. Rather than delay the execution of our business model as would be required to address such comments to our amendment to Form 1-A in full, we concluded that it would be more appropriate for us to utilize the exemption from registration afforded by Regulation CF to accomplish our business goals in a similar manner to the business plan that we initially described in our Form 1-A. We may also submit responses and required material to the SEC for the Form-1-A amendment process. No investor should rely on any marketing, promotional, or informational materials pertaining to our Prior Reg A Offering, which is currently under an amendment process with no guarantee of qualification.

The SEC staff requested that we provide audited financials and pro forma financial statements for the properties acquired by NY1 in accordance with Rules 8-04, 8-05 and/or 8-06 of Regulation S-X. We have elected to conduct this offering in reliance upon the exemption from registration afforded by Regulation CF in part because disclosure requirements under the Form-C do not require compliance with Regulation S-X, which requirements we have found to be burdensome and costly.

This management evaluated whether VictoryBase Corporation should consolidate VictoryBase SC1, LLC and VictoryBase NY1, LLC as variable interest entities. The Company, NY1, and SC1 are under common control. The Company is responsible for corporate management, while SC1 and NY1 own property and may enter into control agreements with VictoryBase Holdings and the Company. The analysis determines that SC1 and NY1 are legal entities, and none of the scope exceptions to the consolidation guidance or Variable Interest Model apply to them. However, when considering the Variable Interest Model and its implications, VictoryBase Corporation does not absorb variability from SC1 or NY1, and neither qualifies for an exemption. Therefore, it was concluded that the Company does not have a variable interest in NY1 or SC1, indicating that they are not Variable Interest Entities. Nevertheless, given their common control and complementary operations, combined financial statements may be more meaningful for VictoryBase Corporation, NY1, and SC1, allowing for a better understanding of the whole entity's performance. This approach reflects operations, management, and financial activities in a more comprehensive and understandable way. Therefore, we have concluded that the Company, NY1, and SC1 should be presented as combined financial statements.

To understand our revenue recognition practices, please refer to the section titled "Master Control Agreements, Sub Control Agreements" in item 7, and Note B of our audited financials. In summary, VictoryBase Corporation initially signed the Base Agreements, recognized the revenue, and subsequently paid a fee through the control agreement to VictoryBase Holdings. VictoryBase Holdings then transferred the fee to SC1. The control agreement granted VictoryBase Corporation the right to allow the resident to reside in the home. Consequently, VictoryBase Corporation also recognized an expense by remitting the fee to Holdings. When VictoryBase management determined it was necessary to refinance SC1 with permanent debt, Fannie Mae mandated that the entity SC1 enter into the Base Agreements directly with the residents. This resulted in a decrease in revenue and expenses recognized by VictoryBase Corporation, with the revenue recognition now being attributed directly to SC1. Going forward, we expect that new VictoryBase Properties will employ these control and sub-control agreements, with reduced revenues and expenses recognized by VictoryBase Corporation, with the ability to require a contribution of the new VictoryBase Property. See Appendix E for the form of the Control and Contribution Agreement. See also the material agreements and other documents attached as Appendices hereto.

As of February 26, 2024, the previously qualified Regulation A Tier 2 offering was deemed abandoned by the SEC. We do not have immediate plans to re-file this Regulation A offering for qualification, although we may in the future. On March 6th, 2024, VictoryBase Corporation exercised a share redemption for one EquityBase Investor, allowing for the redemption of 130 Class A shares at the current market price of $10.00. On April 19th, 2024, VictoryBase Corporation exercised a share redemption for one EquityBase Investor, allowing for the redemption of 40 Class A shares at the current market price of $10.00. In total, VictoryBase Corporation redeemed 170 shares for $1700, resulting in a reduction of Class A shares outstanding by 170. VictoryBase Corporation no longer has outstanding shares that were sold through the Regulation A Tier 2 offering as of April 19, 2024.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.victorybase.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
VictoryBase Corporation Subscription Agreement April 2024

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

John Sharkey
Thomas Paquin

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- VictoryBase Corporation Subscription Agreement April 2024

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- John Sharkey
- Thomas Paquin

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

VictoryBase Corporation

By

Thomas Paquin

CEO & Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Thomas Paquin

CEO & Founder

8/26/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the

company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.